September 19, 2023	Gold Fields Limited
Reg. 1968/004880/06
Via EDGAR	150 Helen Road, Sandown, Sandton, 2196
Postnet Suite 252
United States Securities and Exchange Commission	Private Bag X30500
Division of Corporation Finance	Houghton, 2041
Office of Energy & Transportation	South Africa
100 F Street, N.E.	Tel +27 11 562-9700
Washington, D.C. 20549	www. goldfields.com
Attention: John Coleman and Craig Arakawa

Re:	Gold Fields Limited

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed March 30, 2023

File No. 001-31318

Dear Messrs. Coleman and Arakawa:

Gold Fields Limited (the “Company”) acknowledges receipt of your comment letter dated September 12, 2023 with respect to the above referenced filing (the “Comment Letter”).

The Company respectfully requests an extension of ten business days to respond to the Comment Letter in order to provide sufficient time for the Company to prepare the necessary response. The Company hereby confirms that it intends to respond to the comments of the Staff set forth in the Comment Letter on or before October 10, 2023.

If you have any questions or further comments, please contact me at 011 27 11 562 9796 or pschmidt@goldfields.co.za.

Sincerely,

/s/ Paul Schmidt
Paul Schmidt

Chief Financial Officer

Gold Fields Limited

cc:	Kelly Carter, Gold Fields Limited

Julian Verbeek, Gold Fields Limited

Mike Bienenfeld, Linklaters LLP

Directors: YGH Suleman (Chair), M Preece ** (Interim Chief Executive Officer), PA Schmidt** (Chief Financial Officer), A Andani #, PJ Bacchus†, MC Bitar@, TP Goodlace, JE McGill^, SP Reid^, PG Sibiya, CAT Smit.

South African unless stated, ^Australian, †British, @Chilean, #Ghanaian, ** Executive Director

Company Secretary: Anré Weststrate